UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



* * * * * * * * * * * * * * * * *
In the Matter of                *
                                *
ENTERGY CORPORATION             *          CERTIFICATE
ENTERGY ENTERPRISES, INC.       *          PURSUANT TO RULE 24
                                *
File No. 70-7851                *
File No. 70-8002                *
File No. 70-8010                *
File No. 70-8105                *
                                *
(Public Utility Holding Company *
Act of 1935)                    *
* * * * * * * * * * * * * * * * *


     Pursuant to Rule 24 promulgated by the Securities and

Exchange Commission (SEC) under the Public Utility Holding

Company Act of 1935, as amended (Act), modified by the

application(s) - declaration(s), as amended, in the above

referenced files and the related orders dated July 25, 1991,

December 14, 1992(2), December 28, 1992, July 8, 1993, and June

30, 1995, respectively, this is to certify that the following transactions were carried out during the three (3) months ended

September 30, 1995 by Entergy Enterprises, Inc. (formerly

Electec, Inc.) pursuant to the authorization of the SEC.





Programs Authorized

     Pursuant to the Orders, Entergy Enterprises, Inc.

(Enterprises) is authorized to (a) conduct preliminary

development activities with respect to various investment

opportunities for the Entergy System,  (b) market to non-

associates the System's expertise and capabilities in energy-

related areas, including the expertise of Entergy Power, Inc.

(EPI) gained from its bulk power business, (c) market to non-

associates intellectual property developed by System companies,

(d) provide various consulting, management, administrative and support services to associate companies, excluding certain

associate companies (Excluded Companies<FN1>), (e) provide directly,

or indirectly through one or more special purpose subsidiary companies of Entergy or Enterprises, various operations and

maintenance services to non-associate or associate companies

(other than Excluded Companies), and (f) develop and field test a proposed telecommunications system for advanced energy management and other utility applications.


_______________________

<FN1>   The Excluded Companies are Entergy's retail operating
        companies (Arkansas Power & Light Company, Louisiana
        Power & Light Company, Mississippi Power & Light Company, New Orleans Public Service Inc. and Gulf States Utilities Company), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and any other subsidiaries that Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.

     During the quarter, Enterprises participated in the

following:

I.  Preliminary Development Activities

     During the quarter, Enterprises has been engaged in

preliminary development activities relating to investigating sites, research, contract drafting and negotiations, acquiring options or rights, partnership selection and other activities necessary to identify and analyze investment opportunities for

Entergy Corporation (Entergy).  These development activities include domestic and international opportunities.

     During the quarter, Enterprises expended $1,831,201 for

preliminary development activities associated with potential investments that would qualify as "exempt wholesale generators"

under Section 32(a) of the Act.  In addition, Enterprises

expended $504,476 for preliminary development activities

associated with potential investments that would qualify as

"foreign utility companies" under Section 33 of the Act.

Enterprises also expended $118,445 for preliminary development activities associated with potential investments that would

qualify as "nonutility business."  Finally, Enterprises expended

$270,848 and $326,365 for preliminary development activities associated with demand side management activities and non-exempt domestic wholesale generating and transmission facilities,

respectively.



II.  Management Services Provided to Associate Companies

     Enterprises provided certain management and support services to its associate companies, EPI, Entergy S.A., Entergy Argentina

S.A., Entergy Systems and Service, Inc. (Entergy SASI), Entergy

Power Development Corporation (EPDC), and Entergy Pakistan, Ltd.

(EPL).  Enterprises charged these companies for costs incurred plus an indirect loading based upon current month Enterprises administrative charges.  In regard to EPI ($633,000.64), these services included marketing of EPI capacity and energy to other utilities at wholesale, preparation of contracts and regulatory filings, oversight of plant operations and maintenance by plant operators, and procurement of transmission services.  In regard to Entergy S.A.($53,633.37), Entergy Argentina S.A.

($155,319.16), Entergy SASI ($48,484.31), EPDC

($6,001,329.91),and EPL ($45,181.54), these services were related to management oversight and project development.

III.  Consulting Activities with Non-Associate Companies

     Enterprises, under contract with Louisiana Hydroelectric

Ltd. Partnership, continues to provide an array of technical services/support for a hydro electric transmission line project.

Certain Entergy Services, Inc. personnel are providing the

services.  The Louisiana Hydroelectric Ltd. Partnership was

charged $11,000 for services rendered during this quarter.



IV.  First Pacific Networks, Inc. Transactions

   A.     Description of Progress in Development and Field
Testing of CCLM/AFS

          As set forth in Enterprises' Rule 24 Certificate for

     the three month period ending June 30, 1995, on May 24,

     1995, Enterprises and FPN entered into an amendment to the

     Product License Agreement (License Agreement) terminating

     the parties' joint effort to complete the development of

     CCLM/AFS.    Enterprises, nevertheless, reported that it

     intended to continue to investigate other

     products/technologies that could be used to establish a low cost and reliable customer controlled load management (CCLM)

     system and was seeking to identify other technology

     providers that could assist in the development of such a

     system.    Enterprises proposed to test a CCLM system using

     FPN equipment as a means of data transport only, with other system hardware/software provided by a number of other

     vendors, as well as software developed by Entergy System

     personnel.   Pursuant to the amended License Agreement, FPN

     would continue to support  CCLM system testing through

     September, 1995.

          During the third quarter of 1995, Enterprises concluded

     its CCLM testing program and does not intend to resume

     testing of CCLM dedicated systems in the foreseeable future.

     However, consistent with Enterprises' authorization to

     engage in preliminary development activities,  Enterprises continues to investigate other utility and energy related

     applications of communications technologies, including

     automated meter reading, power outage reporting and consumer accessible information such as real-time meter information

     and bill estimation systems.     Amounts expended by

     Enterprises in connection with such preliminary development activities are reported as "nonutility business" related

     expenses under Item "1" above.

   B.     Costs and Revenues Re: CCLM

     Total costs incurred by Enterprises in connection with the development, field testing and marketing of CCLM or other CCLM systems during the three-month period ending September 30, 1995,

were $270,848.    Total costs incurred by FPN and billed for the

three-month period ending September 30, 1995 with respect to the testing and support of CCLM or other CCLM systems were $75,000.

Enterprises has no information on costs incurred by FPN in

connection with the development or marketing of CCLM/AFS.

     As previously reported, notwithstanding the amendment to the

License Agreement noted above, FPN may proceed independently with the development of a CCLM system.  Pursuant to the License

Agreement, as amended, in the event that FPN unilaterally

completes development of a CCLM system and makes it available for commercialization, Enterprises has retained a license  to use or market CCLM within the service territory of the Entergy System.

Furthermore, Enterprises has rights under the amended License

Agreement to share in the revenues derived from the marketing of

CCLM by FPN to non-affiliates of Entergy.  No such revenues were received during the quarter.

V.   Financing, Amortization and Financial Statements

     During the three months ended September 30, 1995:

     A.  Enterprises incurred amortization expenses relating to the FPN license in the amount of $156,517 and to the organization of Entergy SASI in the amount of $6,307.

     B.  Enterprises' unaudited unconsolidated Balance Sheet and unconsolidated Income Statement for the three month period ended

September 30, 1995 are included as Exhibit 1.

     IN WITNESS WHEREOF, the undersigned companies have caused

this certificate to be executed on this 14th day of

November, 1995.



ENTERGY CORPORATION





By:  /s/ Gerald D. McInvale
     Gerald D. McInvale
     Executive Vice President & Chief Financial Officer


ENTERGY ENTERPRISES, INC.




By:  /s/ Terry L. Ogletree
     Terry L. Ogletree
     Executive Vice President